Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-221904

Dated May 7, 2019

$750,000,000

Service Corporation International

5.125% Senior Notes due 2029

Issuer:	Service Corporation International

Title of Securities:	5.125% Senior Notes due 2029

Distribution:	SEC Registered

Face:	$750,000,000

Gross Proceeds:	$750,000,000

Coupon:	5.125%

Final Maturity Date:	June 1, 2029

Offering Price:	100.000%

Yield to Maturity:	5.125%

Interest Payment Dates:	Semi-annually in arrears on June 1 and December 1 of each year

First Interest Payment Date:	December 1, 2019

Optional Redemption:	Make-whole call at T+50 basis points prior to June 1, 2024, plus accrued and unpaid interest

Call Schedule:	On or after:	Price:

	June 1, 2024	102.563%
	June 1, 2025	101.708%
	June 1, 2026	100.854%
	June 1, 2027 and thereafter	100.000%

Change of Control:	Put at 101% of principal, plus accrued and unpaid interest

Trade Date:	May 7, 2019

Settlement Date:	May 21, 2019 (T+10)[1]

Denominations:	Minimum of $2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	817565CE2

ISIN:	US817565CE22

Joint Book-Running Managers:	Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	BBVA Securities Inc. Regions Securities LLC
Scotia Capital (USA) Inc.

Lead Co-Managers:	BOK Financial Securities, Inc.
HSBC Securities (USA) Inc.
MUFG Securities Americas Inc.
PNC Capital Markets LLC
Raymond James & Associates, Inc.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, when available, copies of the prospectus supplement relating to the public offering may be obtained from: Wells Fargo Securities, LLC, Attention: WFS Customer Service, 608 2nd Ave S, Suite 1000, Minneapolis, MN 55402, or by calling toll-free at (800) 645-9751 Opt 5, or by email: wfscustomerservice@wellsfargo.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

[1]

It is expected that delivery of the notes will be made, against payment of the notes, on or about May 21, 2019, which will be the tenth business day in the United States following the date of pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within two business days (this settlement cycle being referred to as “T+2”), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes prior to the second business day before delivery of the notes will be required, because the notes will settle within ten business days (T+10) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the date of delivery should consult their own legal advisors.